AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                                  1304 Avenue L
                                 Cisco, TX 76437
                                 (254) 442-2658



                                  July 6, 1998




Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549


                                  Re:     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                                             (the "Company") SEC File No 0-24259

Gentlemen:

         The Company hereby withdraws its registration statement on Form 10-SB under section 12(g) of the Securities Exchange Act of 1934 originally filed with the Securities and Exchange Commission on May 14, 1998.


                                                         Very truly yours,

                                                         /s/ Robert Kamon
                                                         Robert Kamon, Secretary